Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This filing relates to the proposed merger of NSTAR with Northeast Utilities pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by NSTAR on October 18, 2010, and is incorporated by reference into this filing.

* * *

EEI Financial Conference NOVEMBER 1, 2010

Safe Harbor
Information Concerning Forward-Looking Statements
In addition to historical information, this presentation may contain a number of “forward-looking statements” as defined in the
Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-
looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities' plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger;
the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction may make it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-
related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the
Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ respective reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this presentation speak only as of the date of this presentation. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this presentation.

Safe Harbor
Additional Information and Where To Find It
In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a
Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Copies of all documents filed with the SEC regarding this proposed transaction, may be obtained free of charge, at the SEC’s website (www.sec.gov). These documents, free of charge, may be obtained from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading
"Financial/SEC Reports." These documents, may be obtained free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”
Participants in the Merger Solicitation
Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of
Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Northeast Utilities' executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about
Northeast Utilities' executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-
referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.

4 Agenda The NU – NSTAR merger NU’s capital investment plan NU’s 2010 financial performance NSTAR overview and 2010 financial performance

A Compelling Combination – Creates Largest Utility
Company in New England
Significant transmission investment
opportunities combined with balance sheet
strength provides for substantial growth
potential
Larger, more diverse and better positioned
to support economic growth and
renewables in New England
Accretive to earnings in Year 1 and
provides enhanced total shareholder return
proposition
Enhances service quality capabilities to the
largest customer base in New England
Highly experienced and complementary
leadership team with proven track record
NSTAR Electric Service Area
NSTAR Gas Service Area
Northeast Utilities Electric Service Area
Northeast Utilities Gas Service Area
ME
NY
VT
NH
M A
RI
Combined Service Territory

Key Merger Terms
Timing / Approvals:
Expected to close within 9 – 12 months
Shareholders, federal, and state
Headquarters:
Dual – Hartford and Boston
Company Name:
Northeast Utilities
Consideration:
100% NU shares
Exchange Ratio:
1.312 shares of NU per NSTAR share
Pro Forma Ownership:
56% NU shareholders
44% NSTAR shareholders
Pro Forma Dividend: Following close, dividend increase for NU shareholders to NSTAR level
Dividend parity for NSTAR shareholders
Governance:
Chuck Shivery to be non-executive Chairman
Tom May to be President and CEO
14 Board members
7 nominated by Northeast Utilities including Chuck Shivery
7 nominated by NSTAR including Tom May
Balanced Terms and Governance

Specific Benefits to the NU Shareholders
A projected ~ 20% dividend increase
Cash flow increase to eliminate equity issuance for foreseeable future
Likely credit upgrades and reduction in debt issuance leading to lower long-term, short-term interest costs
Increased market liquidity
Enhanced opportunities to reduce costs over time
Ability to achieve higher earnings growth rate

This Transaction is Accretive
NU Stand
Alone
Growth
Rate
Avoidance
of Equity
Issuance
NSTAR
Earnings
Growth
Additional
Shares
Less NU
Parent
Debt
Issuance
Lower
Financing
Costs
Implementing
Best
Practices
Illustrative Impact on Growth Rate
9%
Merged
Company
Growth
Rate
9%
Components Affecting Expected Accretion
6% 6%

North-South Interface:
80% of NE electric load is
below this line
Vast majority of potential
onshore renewables (wind)
are in northern NE
Merger Will Enhance Efforts to Bring Northern New
England Wind Generation to Market
Together, NU and NSTAR:
Serve 50% of the region’s load, including important
load centers in southern New England
Will effectively advocate projects that advance
public policy goals to address climate change and
the region’s Renewable Portfolio Standards (RPS)
• New England RPS are 21% by 2020, and
existing resources provide only 6%
Will bring best-in-class transmission developer,
scale, financial strength and combined talent to
successfully develop large-scale projects to connect
wind generation with load centers that:
• Complement current ISO-NE regional
planning and potential FERC changes
• Create efficiencies by optimizing multiple
wind sites and required transmission
• Get clean energy to New England’s load sites
• Utilize a “beneficiary-pay” model that provides
transparency for customers and regulators
NU, NSTAR, National Grid, and United Illuminating working
collectively on this model

Transaction Builds Upon Northern Pass Partnership
´
• To be owned by Northern Pass
Transmission LLC - NU (75%) and NSTAR
(25%)
• 1,200 MW transfer capability
• Northern terminus at Des Cantons
(Québec), southern terminus in Franklin
(New Hampshire)
• Québec terminal will convert the
power from AC to DC (rectifier)
• US terminal will convert the power
from DC to AC (inverter)
• Capital cost estimate for US segment:
$1.107 billion
• TSA signed on October 4
• Permitting process began October 14 with
U.S. DOE application
• PPAs under discussion
Des Cantons
HVDC Line
HVDC Converter
Station
345-kV Line
Existing Deerfield
Substation
Deerfield
Franklin

Benefits to the NSTAR Shareholders
Enhanced earnings and dividend growth outlook
Ability to apply strong balance sheet and cash flow to attractive transmission investment opportunities
Larger utility footprint provides access to projects and opportunities not available today
More diverse and better balanced earnings profile
Compelling total return opportunity

Proven Record of Delivering Superior Value
(1)
3 years 5 years 10 years
___________________________
(2)
(3)
(18.7)
10.2
(7.6)
25.7
86.3
19.4
98.6
112.5
29.0
85.2
206.3
3.2
-30
-10
10
30
50
70
90
110
130
150
170
190
210
S&P 500 UTY Northeast Utilities NSTAR
Source: Factset.
1.
Total returns as of 10/15/10. Assumes reinvestment of dividends.
2.
Total returns calculated based on S&P 500 market index, which is weighted by market capitalization.
3.
Total returns calculated as simple average of the returns of the components of the UTY, as of 10/15/10.

Building A Larger, More Diverse and Better Positioned
Regulated Utility Business
FERC
31%
CT
26%
NH
11%
MA
32%
Rate Base By State / Federal
Electric
Generation
4%
Electric
Distribution
54%
Gas
Distribution
11%
Electric
Transmission
31%
Rate Base By Business
Combined 2009 Rate Base: $10.8 billion

Executive Management Organization
Tom May
President & Chief
Executive Officer
Greg Butler
General Counsel
David McHale
Chief Administrative
Officer
Lee Olivier
Chief Operating
Officer
Christine Carmody
Human Resources
Jim Judge
Chief Financial Officer
Joe Nolan
Corporate Relations
Chuck Shivery
Non-Executive
Chairman

Regulatory Timeline
Oct 2010
Closing Expected in 9 – 12 months
Q4 2010 Q1 2011 Q2 2011 Q3 2011
Merger Announced
Commence
Regulatory Filings
File Joint Proxy
Statement/Prospectus
Secure Regulatory Approvals
FERC, SEC, NRC, DOJ,
MDPU, FCC
Northeast Utilities and
NSTAR Shareholder
Meetings
Develop Transition Implementation Plans
Receive Regulatory
Approvals
Close Merger

13.0x
14.3x
Northeast Utilities NSTAR Pro Forma
(1)
(1)
Value Uplift Potential
• Significant future rate
base growth prospects
• Strong dividend growth
prospects
• Diversification
• Top tier management
• No foreseeable
equity issuance
“Best-In-Class”
P/E Potential
___________________________
1. Based on I/B/E/S consensus EPS estimates as of 10/15/10.

NU Regulated Investment Strategy

This presentation contains statements concerning NU’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts.  These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  In some cases, a listener or reader can identify these forward-looking statements through the use of words or phrases such as “estimate”, “expect”, “anticipate”, “intend”, “plan”,
“project”, “believe”, “forecast”, “should”, “could”, and other similar expressions.  Forward-looking statements are based on the current expectations, estimates, assumptions or projections of management and are not guarantees of future performance.  These expectations, estimates, assumptions or projections may vary materially from actual results.  Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause our actual results to differ materially from those contained in our forward-looking statements, including, but not limited to, actions or inaction of local, state and federal regulatory and taxing bodies; changes in business and economic conditions, including their impact on interest rates, bad debt expense and demand for our products and services; changes in weather patterns; changes in laws, regulations or regulatory policy; changes in levels and timing of capital expenditures; disruptions in the capital markets or other events that make our access to necessary capital more difficult or costly; developments in legal or public policy doctrines; technological developments; changes in accounting standards and financial reporting regulations; fluctuations in the value of our remaining competitive electricity positions;
actions of rating agencies; and other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in our reports to the Securities and Exchange Commission (SEC).  Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update the information contained in any forward-looking statements to reflect developments or circumstances occurring after the statement is made or to reflect the occurrence of unanticipated events.
This presentation references actual and projected EPS by business, a non-GAAP presentation, which management believes is useful to investors to evaluate the actual and projected financial performance and contribution of our businesses. This non-GAAP financial measure should not be considered as an alternative to our consolidated net income attributable to controlling interests, and EPS determined in accordance with GAAP as an indicator of operating performance.  Please refer to the reconciliations of this non-GAAP financial measure to our consolidated net income attributable to controlling interests and EPS included in this presentation.
Please refer to our reports to the SEC for further details concerning the matters described in this presentation.
NU Safe Harbor Provisions

2011-2015 Plan Continues to Provide Significant Value for
Customers and Shareholders Through Strong Execution and
Deployment of Capital to Meet the Region’s Energy Needs
• NU’s plan deploys a total of $6.6 billion in electric transmission, distribution, generation and natural gas additions that will improve reliability and provide significant environmental benefits
• Leadership and sustained success in transmission continues with the advancement of the NEEWS and Northern Pass projects
• Successful completion of rate cases at CL&P and PSNH provide certainty around distribution capital deployment and revenue over the immediate future
• Investments in both conventional and renewable generation provide clean energy solutions for our customers
• The Yankee Gas capital plan delivers value to customers by reducing supply constraints, lowering commodity costs and ensuring a safe and reliable system
We will continue to aggressively manage our costs while
improving our customer service

NEEWS Projects Advance
Current Status Report
Greater Springfield Reliability Project
• Received siting approval in CT and MA
• Development and Management Plans approved
by CT Siting Council
• Commence substation construction in MA: Dec.
2010
• Commence overhead construction in MA: Spring
2011
• Commence overhead construction in CT: early
2012
• Project in-service: late 2013
Interstate Reliability Project
•
Joint project with National Grid (NU in CT; NGrid
in MA & RI)
• ISO-NE confirmed need date in August 2010
• ISO-NE PAC process in late 2010
• File siting application in CT in mid/late 2011
• Siting decision in CT in mid/late 2013
• Commence construction: late 2013/early 2014
• Project in-service: late 2015
SPRINGFIELD
HARTFORD
345-kV Substation
Generation Station
345-kV ROW
115-kV ROW
Central Connecticut
Reliability Project
Interstate
Reliability Project
Greater Springfield
Reliability Project
Central Connecticut Reliability Project
• Awaiting completion of ISO-NE’s reassessment of need and need date
• Project milestones estimated 12 months behind IRP

Greater
Springfield
Reliability
Project
$714M
Interstate
Reliability
Project $251M
Central
Connecticut
Reliability
Project
$313M
338 48 185 54 20 14 2 3 12 Central Connecticut Reliability Project
84 0 0 0 6 19 26 24 9 NEEWS Related Projects Now Under Way
795 0 0 17 132 300 196 61 89 Greater Springfield Reliability Project
301 1 95 114 21 18 11 9 32 Interstate Reliability Project
1,490* 0 0 149 359 417 317 109 139 Total NEEWS Projects - 2009 EEI*
49
2016 Totals 2015 2014 2013 2012 2011 2010 Priors NEEWS Projects 2010 Cash Flows
280 1,518* 185 179 351 235 97 142 Total NEEWS Projects - 2010 EEI*
Scope refinements and changes ordered during siting
proceedings
New in-service dates for Interstate (2015) and CCRP
(2016) reflect regional and state review processes
NEEWS related projects either underway ($84M) or
incorporated into major NEEWS segments
Primary Changes
NEEWS Related
Projects
$212M
Revised NEEWS Project Costs (in $ millions)
42 257 1,449 173 171 342 232 90 142 Total NEEWS Projects - 2010 EEI  Net UI
Greater
Springfield
Reliability
Project
$795M
Interstate
Reliability
Project $301M
Central
Connecticut
Reliability
Project
$338M
NEEWS Related
Projects $84M
2010 Estimate
$1,518M *
Prior Estimate
$1,490M *
NEEWS totals above do not reflect UI Investment in CL&P NEEWS Projects.  Based on current NEEWS project estimates, a potential UI investment of $69 million has been reflected in the 2010 EEI net numbers above and in the NU consolidated earnings projections. For 2009 EEI numbers, the UI investment was estimated at $60M.
*

Q4 2011 Begin long lead time Material Procurement
$ 1.107 Billion* Project cost  - (U.S. side)
2015 In-Service Date
Q4 2012 Complete siting approvals
2013 Begin Construction
Q4 2011 New Hampshire Siting (‘SEC’) application filed
Oct 2010
DOE Presidential Permit application filed
Oct 2010 Transmission Service Agreement (‘TSA’) signed
Q1 2011 Execute Term Sheets for EPC
Jan 2011 FERC order expected
Nov 2010
TSA FERC filing
Oct 2010 ISO Technical Approval application filed
May 2009 FERC filing declaratory order
Dec 2008                Initial FERC filing declaratory order
Milestone Date
Milestone
Northern Pass Transmission - a $1.1 Billion
Capital Investment (2009 - 2015)
Project Milestones (as of 11/1/10)
* To be updated by year-end

In Millions
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Northeast Utilities

NEEWS projects
ramping up
2011-2015 Transmission Capital Expenditures
$0
$100
$200
$300
$400
$500
$600
$700
$800
Base Reliability Major Southwest CT NEEWS Northern Pass
Historic Forecast
$2.8 Billion $2.8 Billion
NU’s share of
NEEWS project
estimated at
$1.449 billion
$845 million of
additional forecasted
projects
Projected
$251 Million
Northern Pass
HVDC Line to
Canada
US portion
estimated at $1.1
billion with $830
million NU
ownership share
Successful
completion of
SWCT projects
SWCT projects
total $1.6 billion

$311
$334
$318 $316
$328
$335
$83
$133
$97
$114
$117
$128
$133
$133
$12
$20
$9
$5
$5
$5
$34
$52
$57
$57
$58
$183
$109
$51
$53
$29
$1
$59
$29
$0
$50
$100
$150
$200
$250
$300
$350
$400
$450
$500
$550
$600
$650
$700
$750
2010 Proj 2011 2012 2013 2014 2015
PSNH - Generation  ($271M total)
WMECO - Distribution ($283M total)
WMECO - Generation ($44M total)
PSNH - Distribution ($625M total)
CL&P - AMI/Smart Grid ($217M total)*
CL&P - Distribution ($1,631M total)
Electric Distribution and Generation Capital
Expenditures – By Company
2011-2015 Projected Distribution and Generation Spending
$3.1 Billion
$637
$694
$636
$560
$552
$629
*Total AMI-related capex through 2016 expected to be approximately $300 million
2011 – 2015
Capital Expenditures

Yankee Gas Capital Expenditures
$24
$28
$49
$50 $50
$52
$32
$34
$31
$30
$31
$33
$17
$16
$19
$20
$21
$21
$27
$35
$13
$26
$26
$0
$10
$20
$30
$40
$50
$60
$70
$80
$90
$100
$110
$120
$130
$140
$150
2010 Proj 2011 2012 2013 2014 2015
Aging Infrastructure Basic Business
Peak Load / New Business WWL
Gas supply infrastructure
2011-2015 Projected Yankee Gas Capital Spending
$585 Million
Investing $585 million, leveraging natural
gas as “the fuel of choice”
Distribution system expansion: $35
million for 16-mile Waterbury to
Wallingford Line (WWL)
Gas supply infrastructure
Sales growth opportunities to supply
renewable generation (fuel cells, DG)
Yankee Gas Strategy
$100
$119
$128
$126
$99
$113

NU Financial

2010 Represents a Strong Year Financially
For NU
• Strong third quarter results
• 2010 financial performance expected to well exceed initial projections
• Cash generation continues to strengthen
•
2010 estimate raised to $800 million - $850 million due to extension of bonus depreciation tax deduction
• Five-year capital investment and rate base projections show very attractive growth

Earnings For Common In Millions

Northeast Utilities

$0.3
$42.8
$22.5
$64.8
($0.8)
$100.5
$0.1
($0.5)
$45.2
$55.7
($10)
$10
$30
$50
$70
$90
$110
2009
2010
Third Quarter 2010 Results
Distribution and
Generation
Transmission
Parent/Other
Competitive Total
147.5%
5.6%
55.1%

Earnings For Common In Millions

Northeast Utilities

29 Third Quarter 2010 Distribution and Generation Results ($4.5) $10.7 $11.4 $4.9 ($2.9) $3.7 $23.4 $31.5 ($10) $0 $10 $20 $30 $40 2009 2010 CL&P PSNH WMECO Yankee Gas 176.3% 118.7% 24.5%

2010 EPS Guidance Raised
$1.95 – $2.05
($0.05)
$0.05
$0.95
$1.00 - $1.10
$1.95 - $2.05
August
2010 Guidance
$1.80 – $2.00
($0.05)
$0.00 - $0.05
$0.90 - $0.95
$0.95 - $1.05
$1.80 - $2.00
Initial
2010 Guidance
$2.10 - $2.20 $1.91
Net income attributable
to controlling interest
(GAAP)
$2.10 – $2.20*
($0.05)*
$0.05
$1.00
$1.10 - $1.20
New 2010 Guidance
$1.91
NU Consolidated
(Non-GAAP)
($0.05) NU Parent/Other
$0.09 Competitive
$0.95 Transmission
$0.92 Distribution/Generation
2009 Actual
*Excludes a $0.09 fourth quarter non-recurring tax gain at NU Parent and approximately $0.07 of NU-NSTAR merger related expenses that will be recorded in the fourth quarter

In Millions
$1,091
$1,057
$1,349
$1,213
$1,454
$1,283
$1,388
$1,309
$1,075
$1,495
$1,340

Northeast Utilities

2010-2015:  New Capital Expenditure Forecast
Distribution and Generation Capex (11/09 Forecast)
Transmission Capex (11/09 Forecast)
Distribution and Generation Capex (11/10 Forecast)
Transmission Capex (11/10 Forecast)
2012 2013 2010
Projected
2011
2014
*Includes total capex at corporate service companies on behalf of operating companies of $141 million ($26 million in 2011,
$19 million in 2012, $36 million in 2013, $34 million in 2014, and $26 million in 2015).
2015
$6,640 Total Capex
$141 Other
$315 Generation
$2,843 Transmission
$585 Gas Distribution
$2,756
Electric
Distribution
Total 2011-2015 Capex
(in Millions)
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
$2,000
*
Five-year 2011-2015 capital spending of approximately $6.6 billion, compared with last year’s 2010-2014 $6.4 billion plan.

$2,597
$2,745
$2,971
$3,325
$3,458
$3,810
$4,792
$3,303
$3,571
$3,843
$4,196
$4,485
$4,822
$5,196
$407
$404
$826
$839
$832
$815
$691
$714
$803
$864
$926
$428
$1,094
$986
$0
$2,000
$4,000
$6,000
$8,000
$10,000
$12,000
$14,000
2009
Actual
2010E 2011E 2012E 2013E 2014E 2015E
Transmission Distribution Generation Yankee Gas
Projected Year-End Rate Base
$7,434
$9,211
$8,045
$9,708
Projected Total
Rate Base
2009-2015
CAGR of 9.2%
(using 2009 as base
year)
$6,998
$10,450
Projected Electric
Distribution
CAGR of 7.8%
Projected Transmission
CAGR of 10.7%
$11,897
Projected Generation
CAGR of 12.3%
Projected Natural Gas
Distribution
CAGR of 8.0%

NSTAR

NSTAR Safe Harbor
Information Concerning Forward-Looking Statements
This presentation contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities
Exchange Act of 1934. These statements are based on the current expectations, estimates or projections of management, and are not guarantees of future performance.  Actual results could differ materially from these statements.
Examples of some important factors that could cause NSTAR’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to, the following: adverse financial market conditions including changes in interest rates and the availability and cost of capital; adverse economic conditions; changes to prevailing local, state and federal governmental policies and regulatory actions (including those of the Massachusetts Department of
Public Utilities and the Federal Energy Regulatory Commission) with respect to allowed rates of return, rate structure, continued recovery of regulatory assets and energy costs, financings, municipalization, acquisition and disposition of assets, operation and construction of facilities, changes in tax laws and policies, and changes in, and compliance with, environmental and safety laws and policies; new governmental regulations or changes to existing regulations that impose additional operating requirements or liabilities; changes in available information and circumstances regarding legal issues and the resulting impact on our estimated litigation costs; weather conditions that directly influence the demand for electricity and natural gas; impact of continued cost control processes on operating results; ability to maintain current credit ratings; impact of uninsured losses; impact of adverse union contract negotiations; damage from major storms; impact of conservation measures and self-generation by our customers; changes in financial accounting and reporting standards; changes in hazardous waste site conditions and the cleanup technology; prices and availability of operating supplies; impact of terrorist acts and cyber-
attacks; impact of service quality performance measures; impact of the expected timing and likelihood of completion of the proposed merger with Northeast Utilities, which could be adversely affected by, among other things, (i) the timing and conditions of any required governmental and regulatory approvals, (ii) litigation brought in connection with the proposed merger, (iii) the ability to maintain relationships with customers, employees or suppliers as well as the ability to successfully integrate the businesses and (iv) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.
Any forward-looking statement speaks only as of the date of this presentation and NSTAR undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult all further disclosures NSTAR makes in its filings to the Securities and Exchange Commission. Other factors, in addition to those listed here, could also adversely affect NSTAR.

Customer Service
Good Regulatory Relations
Financial Success

NSTAR

NSTAR – A Track Record of Strong Performance
• High levels of customer service and
reliability
• Constructive regulatory outcomes
• Solid, consistent financial results
• Strong credit profile and positive cash flow

A Long History of Negotiated, Multi-Year Distribution
Rate Agreements
• 25 years of rate agreements – last litigated rate increase in 1986
• Fully reconciling pension & post-retirement mechanism and
recovery of energy supply
• Current electric rate plan through December 31, 2012
•
10.5% ROE with +/- 2% neutral zone
• Plan to pursue a new rate agreement effective in 2013

History of Disciplined Cost Control
$453
2005
$431
2006 2007
Operations & Maintenance Expense
$447
$ IN MILLIONS
2008
$454
2009
$431
• Productivity & automation
• Performance driven
culture
• Engaged workforce and
constructive union
relations
• Continuous improvement
philosophy
Key Drivers

38 Earnings Growth of 7% Outperforms Industry …19 Consecutive Years of Operating Earnings Growth $2.22 2006 2007 $1.93 $2.07 2008 2009 $2.37 $2.45 - $2.60 2010 Guidance

39 Consistent, Above Average Dividend Growth …12 Consecutive Years of Increase… $1.21 $1.30 $1.40 2006 2007 $1.50 2008 2009 2010 $1.60

Total Shareholder Return Outperforms the Industry
NSTAR
Utility Index
S&P 500
1996 2009
$1,000
$1,750
$2,500
$3,250
$4,000
$4,750
$5,500
Only company in any industry to
deliver 13 consecutive years of
positive total shareholder return

Highest Credit Rating in the Industry
NSTAR A+
FPL Group, Inc. A
Southern Company A
Consolidated Edison, Inc. A-
Dominion Resources, Inc. A-
DPL Inc. A-
Duke Energy Corporation A-
Energy East Corporation A-
KeySpan Corp. A-
Niagara Mohawk Power Corporation A-
Vectren Corporation A-
ALLETE, Inc. BBB+
Alliant Energy Corporation BBB+
Integrys Energy Group, Inc. BBB+
Kentucky Utilities Company BBB+
Louisville Gas and Electric Company BBB+
MDU Resources Group, Inc. BBB+
MidAmerican Energy Holdings Company BBB+
OGE Energy Corp. BBB+
PG&E Corporation BBB+
Portland General Electric Company BBB+
Progress Energy, Inc. BBB+
SCANA Corporation BBB+
Sempra Energy BBB+
Wisconsin Energy Corporation BBB+
Xcel Energy Inc. BBB+
American Electric Power Company, Inc. BBB
CenterPoint Energy, Inc. BBB
Cleco Corporation BBB
El Paso Electric Company BBB
Energy Corporation BBB
Exelon Corporation BBB
FirstEnergy Corp. BBB
Great Plains Energy Inc. BBB
Green Mountain Power Corporation BBB
Hawaiian Electric Industries, Inc. BBB
IDACORP, Inc. BBB
Northeast Utilities BBB
North Western Corporation BBB
Pepco Holdings, Inc. BBB
PPL Corporation BBB
Public Service Enterprise Group Inc. BBB
TECO Energy, Inc. BBB
UIL Holdings Corporation BBB
Allegheny Energy, Inc. BBB-
Ameren Corporation BBB-
Avista Corporation BBB-
Black Hills Corporation BBB-
CMS Energy Corporation BBB-
Constellation Energy Group, Inc. BBB-
Duquesne Light Company BBB-
Edison International BBB-
Empire District Electric Company BBB-
IPALCO Enterprises, Inc. BBB-
NiSource Inc. BBB-
Otter Tail Corporation BBB-
Pinnacle West Capital Corporation BBB-
Westar Energy, Inc. Puget Energy, Inc. BBB-
Puget Energy, Inc. BB+
NV Energy, Inc. BB
PNM Resources, Inc. BB-
Energy Future Holdings Corp. B-
#1 NSTAR A+
*As published by EEI

NSTAR System Has Significant Transmission
Investment Ahead
• Transmission Rate Base is expected to double within 5 years to approximately $1.6 billion
• Growth/reliability spending averages $100 million per year
• Incremental Major Projects
•
Cape Cod Line $120 million (2011-2012)
•
South Boston Circuit $45-$50 million (2014-2015)
•
Mid Cape Line $25-$30 million (2013-2014)
•
Northern Pass                  $280 million
(2012-2015)

Solid Financial Results
Q3 2010
Reported EPS - Q3 2009 0.82 $
Higher electric sales (+7.8%) $0.10
PBR distribution revenues 0.02
Lower interest costs 0.03
Lower share count 0.03 0.18
Increase in O&M (0.03)
Increase in property taxes (0.02)
Non-utility operations (0.02) (0.07)
0.11
EPS from normal operations - Q3 2010
(a)
0.93 $
(a) Excludes one-time charge of $0.20 per share associated with an income tax settlement

44 Creates New England’s premier energy provider which will have one of the most attractive total return profiles in the industry. Merger Summary

NU Appendix

2009-2015:  NU Projected Capital Expenditures
and Depreciation
$1,057
$1,213
$1,283
$969
$1,340
$1,495
$1,309
$310
$307
$305
$332 $359
$382
$413
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
2009
Actual
2010 2011 2012 2013 2014 2015
Total Capex (incl. cost of removal and AFUDC)* Depreciation
*Totals include capex at corporate service companies on behalf of operating companies of $53 million in 2009, and estimated at $69 million in 2010, $26 million in 2011, $19 million in 2012, $36 million in 2013, $34 million in 2014, and $26 million in 2015.
Significant capital spending through 2015

$102
$139
$194
$169
$229
$280
$45
$54
$75
$58
$45
$56
$94
$219
$260
$161
$75
$33
$84
$199
$348
$158
$7
$10
$0
$100
$200
$300
$400
$500
$600
$700
$800
2010 Projected 2011 2012 2013 2014 2015
CL&P PSNH WMECO Northern Pass
NU Projected Transmission Capital Expenditures
$251
$587
$697
$501
$613
$445

$29
$32
$16
$33
$29 $29
$154
$77
$35
$20
$20
$5 $9
$5 $5
$12
$0
$50
$100
$150
$200
$250
2010 Projected 2011 2012 2013 2014 2015
PSNH Other PSNH Clean Air Project WMECO Solar Project
NU Projected Generation Capital Expenditures
$195
$60
$129
$34
$58
$34

NU Projected Distribution and Generation
Year-End Rate Base
$2,119
$2,322
$2,490
$2,717
$2,898
$3,154
$3,434
$772
$826
$896
$996
$1,079
$1,137
$1,207
$412
$423
$457
$483
$508
$531
$691
$714
$803
$864
$926
$986
$1,094
$407
$404
$428
$826
$839
$832
$815
$555
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
$7,000
2009
Actual
2010 2011 2012 2013 2014 2015
CL&P Distribution PSNH Distribution
WMECO Distribution Yankee Gas
PSNH and WMECO Generation
Projected
Distribution &
Generation
Rate Base
CAGR of 8.3%
$4,401
$5,074
$5,886
$6,250
$6,640
$7,105
$4,689

NU Projected Transmission Year-End Rate Base
Transmission
Rate Base
CAGR of 10.7%
$
2,597
$
2,745
$3,325
$3,458
$
3,810
$
4,792
*100% CWIP assumed for NEEWS projects
$
2,971
**NU share of this project is depicted as traditional rate base without
CWIP during construction
**
*
*
$2,099
$2,253
$2,303
$2,457
$2,609
$315
$329 $365
$421
$425
$522
$183
$220
$426
$651
$730
$795
$2,196
$2,180
$558
$831
$830
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
$4,500
$5,000
2009
Actual
2010 2011 2012 2013 2014 2015
CL&P PSNH WMECO Northern Pass

NU Transmission Capital Program and Rate Base
Grow Steadily
830 0 Northern Pass
4,792 2,597 Total NU
558 315 PSNH
795 183 WMECO
2,609 2,099 CL&P
Projected
12/31/15
Rate Base
($ Millions)
Actual 12/31/09
Rate Base
($ Millions) Operating Company
Projected 10.7% Compound Annual
Rate Base Growth
2009 2010 2011 2012
Fall 2008 EEI
Conference
2009-2013 Capital Program -- $3.5 Billion
2013
2014
2010-2014 Capital Program -- $2.9 Billion
Fall 2009 EEI
Conference
2015
2011-2015 Capital Program -- $2.8 Billion
Fall 2010 EEI
Conference

✓	✓	
	✓	✓	
	✓	✓	
	✓		
	✓		
	✓ ✓		

Northeast Utilities

$338 $301 $795
Estimated cost (Millions)
Does not include $84 M Related Projects
12 mo. Behind Interstate
Late 2013/ Early
2014
MA Substation – Q4 2010
Overhead lines - 2011
Begin Construction
12 mo. Behind Interstate
Mid/Late 2013**
CT –
MA –
Receive Decision and Order
12 mo. Behind Interstate
Q4 2015 2013 Expected In-Service
12 mo. Behind Interstate Late 2012
Complete Evidentiary hearings
12 mo. Behind Interstate
Mid/Late 2011 File siting application
2012 Hold open houses
2012 Conduct MCF outreach
2012 File Municipal Consultation Filing (MCF)
Central
Connecticut* Interstate
Greater Springfield
NEEWS Projects Milestones (as of 11/1/10)
*
Depends upon the timing of a favorable outcome of ISO’s reassessment of need and need dates, which is expected to occur by mid-2011.
**Depends upon timing of favorable outcome of siting in three states (CT, MA and RI)

Other Transmission Capital Projects in RSP,
Not in RSP or Not Required to be in RSP
$0
$50
$100
$150
$200
$250
2010 2011 2012 2013 2014 2015
Not Required in RSP In RSP Not Yet in RSP
2011-2015 NU Transmission Capital Program
Other Projects – In Millions
CL&P WMECO PSNH
Total $845 Million
High confidence
level in “Other
Projects”, 91% in
RSP or not
required.

177
86
158
Projects not yet in Regional System Plan (RSP)
Breakdown of Other Projects:
• 36% ($300M) - in RSP
• 55% ($466M) - not required to be in RSP
• 9% ($79M) - not yet in RSP
Note:  Upon commencement of the ISO-NE approval process, the
Northern Pass project will be included in
the RSP
Obsolete Equipment Repl. Prgm. $74.9 Berkshire Area Solution $70.0 Scobie - Tewksbury Line $38.9
Manchester - East Hartford Line $53.1 West Springfield S/S Rebuild $48.2 Deerfield 2nd Auto Transformer $37.3
Stamford Area Reliability $50.0 Obsolete Equipment Repl. Prgm. $22.3 Manchester Area Solution $35.4
Southwest CT Upgrades $30.0 115 KV Relay Replacements $6.9 Maine Power Reliablity $33.6
115 KV Hollow Core Insulaotor Repl $26.5 32 Additional Reliability Projects $30.2 Obsolete Equipment Replacements $29.6
115 KV Relay Replacements $13.3 Nashua Area Solution $28.4
South Meadow BPS $13.1 Eagle Substation $18.5
Eastern CT Upgrades $10.0 OPGW Communications Project $8.2
Wood H Frame Replacements $15.8 New Pease Substation $6.0
OPGW Communications Project $11.8 46 Additional Reliability Projects $51.8
New Sherwood Substation $7.2
Vehicle Purchases $7.6
71 Additional Reliability Projects $66.7
$380.0 $177.6 $287.7

NU Generation Strategy
WMECO Solar Initiative
PSNH Generation Business Plan
Installation of 6 MW solar projected by
2012
Estimated cost:  $41 million
Completed 1.8 MW of solar at first site in
Pittsfield, MA in October 2010
Constructive regulatory model – fully
tracking, segmented rate base
Potential for up to 50 MW
Five-year strategy preserves existing
1,200 MW New Hampshire fleet
Completes the Merrimack Scrubber
Estimated cost reduced from $457
million to $430 million
$262.4 million capitalized at 9/30/10
Ahead of schedule:  75% complete
as of 10/31/10
Assesses additional growth
opportunities in renewables

N
Chesire Reg. Station
Waterbury
84
Cheshire
691
Yankee Gas
Liquefied Natural
Gas Facility
Eagle St., Waterbury
Prospect
Route 68/150
intersection
Route 68/Union
City Rd.
intersection
Naugatuck
Wallingford
91

Northeast
Utilities

• Connecticut depends
heavily on heating oil
• Natural gas has significant
cost advantages at today’s
prices
• Natural gas offers
significantly lower
emissions
• Vehicle transportation
market may emerge
• Yankee Gas’ $63 million
expansion project began in
April 2010 (Waterbury to
Wallingford Line Project);
$19.6 million invested as of
9/30/10
Waterbury to Wallingford Project to Add
Needed Pipeline Capacity to Growing Area
Construction planned for 2011
FIVE MILES
Phase 2A
Pipeline Installed
Construction planned for 2011
FIVE MILES
Phase 2A
Pipeline Installed
Cheshire Regulator Station Sub-Phase (to be energized by 11/1/10)
Phase 1 (to be installed by 11/1/10)